UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 24 February 2022
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or “the Company”)
DEALINGS IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") the Company hereby advises that Prescribed
Officers of Gold Fields and directors of major subsidiaries of the Company took ownership of their Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan
(“Scheme”) as amended.

Accordingly, the following trades are announced:
Name of Director, Prescribed
Officer, Director of Major
subsidiary
A Nagaser
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 21/02/2022
Number of Shares traded 96 594,00
Number of Shares retained 0
Market Price per share R193,1800
Total Value R18,660,028,92
Name of Director, Prescribed
Officer, Director of Major
subsidiary
R Bardien
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 22/02/2022
Number of Shares traded 115 425,00
Number of Shares retained 0
Market Price per share R191.2551
Total Value R22,075,619,92
In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
24 February 2022
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 24 February 2022
By:
/s/ C I Griffith
Name:
C I Griffith
Title:
Chief Executive Officer